

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and members of STOCKSHIELD, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of STOCKSHIELD, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2020.
Northridge, California
October 27, 2021

9221 Corbin Avenue Suite 165
Northridge, California 91324
Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle
800.848.0008
www.AAICPAs.com


STOCKSHIELD, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

ASSETS

Cash	$	63,595
Prepaid expenses		12,472
U.S. Treasury Note owned, at fair value		20,012
Security deposits		2,166
Furniture and equipment at cost,		
less accumulated depreciation of $5,693		887
Total assets	$	99,132

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	22,070
SBA loan payable		30,435
Total liabilities		52,505
Commitments and contingencies		-
Members' equity		46,627
Total liabilities and members' equity	$	99,132

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

StockShield, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation ("SIPC"). In addition, the Company is registered with the securities regulatory divisions of the States of California, Connecticut, Illinois, Minnesota, Missouri, New York, Ohio, Pennsylvania, Utah, and Washington. The Company develops and distributes proprietary financial risk management capabilities, including the Stock Protection Trust, Deferred Compensation Protection Trust, and ESOP Protection Trust.

A. Pursuant to legislation adopted by the State of Connecticut that took effect January 1, 2014, StockShield Inc. ("StockShield") converted on December 31, 2014, from a Connecticut corporation to a Connecticut limited liability company (as converted, "StockShield, LLC") by filing a certificate of conversion with the Connecticut Secretary of State. The common and preferred shareholders (collectively, the "Shareholders") of StockShield Inc. contributed their common and preferred stock to a newly-formed Delaware corporation ("StockShield Holdings") in exchange for equivalent common and preferred shares of StockShield Holdings.

B. The limited liability company operating agreement for the Company provides for Class A Units (issued to StockShield Holdings to represent the indirect ownership interest in the business by the Shareholders) and Class B Units (issued to Hales Partners, LLC). Hales Partners, LLC invested $1.5 million in StockShield, LLC in exchange for the Class B Preferred Units which are accruing at a rate of 8% per annum ($675,568 as of June 30, 2021). In addition, on January 31, 2018, Hales Partners and other investors purchased $1 million of Class C Units which are accruing at a rate of 8% per annum ($206,556 as of June 30, 2021), and in the first quarter of 2021, Hales Partners and other investors purchased $99,115 of Class D Units which are accruing at a rate of 8% per annum ($3,450 as of June 30, 2021). The accrued interest is not reflected in these financial statements.

Recently Issued Accounting Pronouncements
For the year ending June 30, 2021, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, Management has determined that the pronouncement have either limited or no application to the Company and, in all cases implementation would not have a material impact on the financial statements taken as a whole.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and other Regulation
The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Income Taxes

Because the Company is a limited liability company, it files a partnership return for income tax purposes; therefore there is no income tax liability at the entity level. Rather, the Company's net income or loss is allocated among the members and is reported on their respective individual tax returns. Accordingly, no provision is made for income taxes in the financial statements. The Company may, however, be subject to other taxes for doing business in a particular state.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

3. REVENUE RECOGNITION

The primary revenue stream is referred to as placement fee income earned on sale of each certificate through the best efforts of the broker-dealer. The Company is paid, as a placement fee, a cash commission equal to between 1% and 2% of the aggregate notional amount being protected as agreed per the terms of the Offering Documents. The aggregate notional amount is the amount of the underlying stock position or non-qualified deferred compensation exposure protected by the Certificates sold by the Company.

Revenue is recognized upon the closing of the sale of the certificates, defined in our Offering Documents as the closing date (i.e. the time when the risk pool is successfully organized and funded).

4. NET CAPITAL

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid, or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $60,890, which was $55,890 in excess of the FINRA minimum net capital requirement of $5,000 and the Company's ratio of aggregate indebtedness ($22,070) to net capital was .36 to 1.

5. FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and equipment	$ 6,580	5
Total cost of furniture and equipment	6,580	
Less: accumulated depreciation	(5,693)	
Furniture and equipment, net	$ 887	

Depreciation expense for the period ended June 30, 2021, was $592.

6. FAIR VALUE – DEFINITIONS AND HIERARCHY

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements. At June 30, 2021, the Company's investments are considered Level 1 financial instruments.

7. SUBSEQUENT EVENTS

The Company has evaluated events and transactions after the date of the Statement of Financial Condition through the date the financial statements were available for issuance. There have been no such events that require recording or disclosure in the financial statements, except as stated below.

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

As of June 30, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has not issued any guarantees at June 30, 2021, or during the 12-month period then ended.

9. LEASES

The Company has no arrangements subject to ASC 842 therefore adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended June 30, 2021.

10. SBA LOAN PAYABLE

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on financial markets and the overall economy. In the event such an impact occurs and lasts for a sustained period of time, the operations and financial performance of the Company may be adversely affected.

In April 2020, the Company entered into a long-term loan agreement through the Small Business Administration (SBA) Paycheck Protection Program (PPP) underwritten by U.S. Bank in the amount of $25,081. The loan forgiveness was granted on November 16, 2020. In March 2021, the Company was eligible for the second round of PPP in the amount $30,435. The Company has assessed the provisions to qualify for loan forgiveness under the program and subsequent to the date of financial condition being reported upon, the loan was fully forgiven in the amount of $30,435.